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      January 28, 2021

       Gail E. Lehman
       Executive Vice President, General Counsel & Secretary
       Hexcel Corporation
       Two Stamford Plaza
       281 Tresser Boulevard, 16th Floor
       Stamford, CT 06901

                                                        Re: Hexcel Corporation
                                                            Form 10-K
                                                            Filed February 18,
2020
                                                            File No. 001-08472

       Dear Ms. Lehman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




      Sincerely,


      Division of Corporation Finance

      Office of Life Sciences